Exhibit 99.1

Enerplus Closes Sale of Non-Operated North Dakota Assets

CALGARY, Jan. 3, 2017 /CNW/ - Enerplus Corporation (TSX & NYSE: ERF) announces that its wholly-owned subsidiary, Enerplus Resources (USA) Corporation, has closed the previously announced sale of its non-operated assets in North Dakota for total cash consideration of US$292 million (approximately C$390 million), subject to tax and customary post-closing adjustments.

About Enerplus
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 17:30e 03-JAN-17